

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 1, 2017

Via E-Mail
David Phillips
Chief Executive Officer
Boulevard Acquisition Corp II Cayman Holding Company
c/o Maples Corporate Services Limited
Ugland House
South Church Street
Grand Cayman KY1-1104
Cayman Islands

> **Re:** **Boulevard Acquisition Corp II Cayman Holding Company**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed November 27, 2017**
> **File No. 333-220428**

Dear Mr. Phillips:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 16, 2017 letter.

Recent Developments, page 35

1. We note your response to comment 2. In a similar manner to your response, please clarify in your disclosures that the terms of these potential acquisitions are still being negotiated as well as how you intend to fund these acquisitions. Your current disclosures indicate that Estre believes these acquisitions could add significant incremental revenues and Adjusted EBITDA whereas your response indicates that you do not expect that these potential acquisitions will have a material impact on your results of operations or financial position if consummated. It is not clear if these acquisitions are or are not expected to have a material impact on your results of operations. Please advise and revise your disclosures as necessary.

2.   We note your response to comment 3. The disclosures requested appear to be provided on page 175 rather than page 70 as your response indicates. Please also provide equivalent pro forma per share amounts on page 70. As noted in Instruction 1 to Item 3(f) of Part I.A. of the Form F-4, equivalent pro forma per share amounts shall be calculated by multiplying the pro forma per share amounts by the exchange ratio so that the per share amounts are equated to the respective values for one share of the company being acquired, which for legal purposes is Estre. In this regard, please help us better understand why the equivalent pro forma per share amounts do not represent the pro forma per share amounts multiplied by the exchange ratio of approximately 1 share for 3 shares of Estre.

Accounting Treatment, page 162

3.   We note your response to comment 5. When addressing the accounting treatment of the transaction, please revise your disclosures throughout the filing, including on page 162, to clarify that this will be accounted for as a recapitalization transaction. Please do not refer to this as a business combination transaction or reverse acquisition in a similar manner to your response.

Unaudited Condensed Combined Pro Forma Financial Information, page 163

4.   We note your response to comment 9. Pursuant to Rule 11-02(b)(5) of Regulation S-X, please disclose this expected material nonrecurring expense and clearly indicate that this expense was not considered in your pro forma statement of profit or loss.

5.   We note your response to comment 10. There do not appear to be any disclosures on page 171 as your response indicates which clearly disclose how each of the classes of shares as well as Newco warrants are reflected in your pro forma financial information, including in your determination of earnings per share amounts. Please revise.

6.   We note your response to comment 11. In a similar manner to your response, please disclose that these stock options will not be exchanged for options in ESTR. Please disclose the number of Estre Shares that will be issuable upon the exercise of these options and how you will account for these shares if the options are exercised.

7.   We note your response to comment 15. Please address the following:
        • In your liquidity and capital resources discussion, please specifically discuss the impact of delayed customer payments on your liquidity and how you are able to manage your operating cash flows in light of these delays;
        • You note that municipalities and other governmental entities are not permitted to declare bankruptcy and default on their payment obligations under Brazilian law. Please expand your disclosures to provide additional insight regarding this law and how obligations that these entities are not financially able to pay are ultimately settled;

- In a similar manner to your response, please provide additional insight regarding the factors that led to reversals in the allowance for doubtful accounts for each period presented and the corresponding amounts associated with each significant factor; and
- In regards to the 6.2 million accounts receivable write-offs against the corresponding allowance for doubtful accounts, please tell us the specific facts and circumstances that led to this write-off including if this accounts receivable amount was related to a municipality.

Statements of Cash Flows, page F-41

8.   We note your response to comment 21. You note that 40 million in 2016, 17 million 2015 and 23 million in 2014 of finance income and expense amounts are not reflected in the "monetary variation, financial charges and interest" or "payment of interest and financial charges" line items on the statements of cash flow. Please tell us what line items these amounts are reflected in on your statements of cash flows and your basis for not including in these two line items pursuant to IAS 7.

Note 31. Segment Reporting, page F-122

9.   We note your response to comment 19. You made significant revisions to your previously reported segment information for the year ended December 31, 2016. For example, the net income for landfills increased from 63.1 million to 125.4 million and the net income for value recovery segment decreased from 40.8 million to 18.7 million. Please provide us with a comprehensive explanation of what led to these changes and tell us what consideration you gave as to whether these changes impacted your previous asset impairment considerations as well as the percentage information provided in MD&A.

1.3 Divestiture, page F-44

10.   We note your response to comment 22. Please address the following:
- Based on the amounts disclosed on page F-16, please help us understand why no gain or loss would have been recognized upon deconsolidation in 2016 based on the difference between the investment amounts, advances received, and the equity amount pursuant to IFRS 10.25;
- Please disclose how you account for your investment in CGR Dona Juana S.A.; and
- Please provide us with your analysis pursuant to IFRS 10.5 through 18 demonstrating that USA Global currently has control.

Unaudited Financial Statements of Estre Ambiental S.A.

Note 16. Tax Liabilities, page F-31

11.　　We note your response to comments 25 and 26. Please provide additional clarifying disclosures regarding the types of tax you are subject to, how the amounts are determined, the corresponding amounts recognized each period, the line items the taxes are reflected in, and your basis for reflecting the tax in that line item. In your discussion of the 2017 Tax Amnesty Program, you disclose that you settled payment of certain unpaid overdue taxes and tax contingencies without paying interest and fines. In light of this, it is not clear why your response indicates that 120.4 million of expense recorded during the six months ended June 30, 2017 relates to interest charges. Please advise.

　　　　You may contact Nudrat Salik (Staff Accountant) at 202-551-3692 or me (SACA) at 202-551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Pamela Long (Assistant Director) at 202-551-3765 with any other questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction

cc:　　Joseph A. Herz, Esq.
　　　　Greenberg Traurig, LLP